[Chapman and Cutler LLP Letterhead]
February 13, 2017
VIA EDGAR CORRESPONDENCE
Mr. Chad Eskildsen
United States Securities and Exchange Commission
100 F Street, N.E.
 Washington, D.C. 20549
Re: Destra Investment Trust (the "Trust")
File Nos. 811‑22417 and 333‑167073

Dear Mr. Eskildsen:
This letter responds to your comments regarding the Annual Report dated September 30, 2016 (the "Annual Report") and the registration statements filed on Form N‑1A for the Trust with the Securities and Exchange Commission (the "Commission") on February 1, 2016 and September 30, 2016, and the subsequent supplements thereto (the "Registration Statements").  The Registration Statements relate to the Destra Dividend Total Return Fund, Destra Flaherty & Crumrine Preferred and Income Fund, Destra Focused Equity Fund and Destra Wolverine Alternative Opportunities Fund, each a series of the Trust (each, a "Fund," and collectively, the "Funds").  Capitalized terms used herein, but not otherwise defined, have the meanings ascribed to them in the Registration Statements.
Destra Flaherty and Crumrine Preferred and Income Fund
Comment 1 – Principal Investment Strategies – Registration Statement
The section entitled "Principal Investment Strategies" in the Fund's prospectus states that the Fund will invest in contingent capital securities ("CoCos").  Please state the percentage of the Fund's net assets that was invested in CoCos as of September 30, 2016 and December 31, 2016.  Additionally, please confirm that the disclosure in the prospectus is adequate with regard to its description of the Fund's investment in CoCos and the risks associated therewith.
Response to Comment 1
As of September 30, 2016 and December 31, 2016, the Fund's investments in CoCos constituted 9.7% and 13.16%, respectively, of the Fund's net assets.  Additionally, the section in the prospectus filed on January 27, 2017 entitled "Additional Information About the Investment Policies and Strategies – Principal Investment Strategies" has been revised to include disclosure

Mr. Eskildsen
February 13, 2017

regarding the Fund's investment in CoCos.  Additional disclosure regarding the risks of the Fund's investment in CoCos was added to the Fund's Registration Statement filed and dated as of September 30, 2016.
Destra Wolverine Alternative Opportunities Fund
Comment 2 – Statement of Operations – Annual Report
Please confirm that the Fund did not receive any capital gain distributions from the underlying registered investment companies in which it invests during the fiscal period ended September 30, 2016.  If the Fund did receive such distributions, please revise the section entitled "Statement of Operations" in the Annual Report so that these distributions are disclosed separately as is required by Regulation S-X 6-07.
Response to Comment 2
The Fund did receive capital gain distributions from the underlying registered investment companies in which it invests during the fiscal period ended September 30, 2016 and represents that in the future such distributions will be disclosed separately in the "Statement of Operations" as is required by Regulation S-X 6-07.
Destra Dividend Total Return Fund, Destra Flaherty & Crumrine Preferred and Income Fund, Destra Focused Equity Fund and Destra Wolverine Alternative Opportunities Fund
Comment 3 – Annual Fund Operating Expenses – Registration Statements
Pursuant to a fee waiver and expense arrangement between the Trust and Destra Capital Advisors LLC, the Funds' investment advisor ("Destra"), Destra has the ability to recoup expenses.  In a footnote to the Annual Fund Operating Expenses table, as well as the notes to the financial statements, please disclose that Destra has the ability to recoup expenses and that the recoupment provision is limited to the lesser of (1) the expense cap in place at the time of the waiver and (2) any current expense cap.
Response to Comment 3
The footnote to the "Annual Fund Operating Expenses" in the prospectus for each Fund filed on January 27, 2017 has been revised in accordance with this comment to include the following disclosure:
Fees waived and/or expenses assumed pursuant to the arrangement are subject to recovery by the Adviser for up to three years from the date the fee was waived and/or expense assumed, but no reimbursement payment will be made by the Fund if it results in

Mr. Eskildsen
February 13, 2017

the Fund exceeding an expense ratio equal to the expense cap in place at the time the fees were waived and/or expenses assumed by the Adviser.
Destra Dividend Total Return Fund, Destra Flaherty & Crumrine Preferred and Income Fund and Destra Focused Equity Fund
Comment 4 – Annual Fund Operating Expenses – Registration Statements
The Annual Report discloses new expense structures for the Class I share class for each Fund, effective October 1, 2016.  Please revise the prospectuses to reflect these new expense structures.  Additionally, please confirm that the expenses waived under the lower expense cap will be recouped only up to the level set by the lower expense cap.
Response to Comment 4
The prospectus for each Fund filed on January 27, 2017 has been revised in accordance with this comment.  Additionally, the Funds confirm that the expenses waived under the lower expense cap were recouped up to the level set by the lower expense cap.
Destra Dividend Total Return Fund
Comment 5 – Principal Investment Strategies and Principal Risks – Registration Statement
Subsequent to September 30, 2016, the Fund has invested significantly in exchange-traded funds ("ETFs") and closed-end funds that invest primarily in fixed income instruments.  These investments, in combination with the Fund's direct investments in fixed income instruments, constitute 24% of the Fund's net assets.  Please provide an explanation as to how the Fund is satisfying the requirement that it invest 80% of its net assets in dividend-producing equity securities.
Response to Comment 5
As of January 31, 2017, 2.04% of the Fund's assets were directly invested in fixed income instruments and ETFs and closed-end funds that invest primarily in fixed income instruments.

Mr. Eskildsen
February 13, 2017

Comment 6 – Principal Investment Strategies and Principal Risks – Registration Statement
Given the Fund's significant investment in ETFs and closed-end funds that invest primarily in fixed income securities, please provide an explanation as to why these instruments and their associated risks are not described in the summary portion of the prospectus.
Response to Comment 6
The Fund's prospectus filed on January 27, 2017 has been revised to include strategy and risk disclosure regarding the Fund's investment in preferred securities and investment companies and the risks associated with the Fund's exposure to preferred securities and investment companies.  In particular, the following risks have been added to section entitled "Principal Risks":
Investment Companies Risk:  The Fund may satisfy its principal strategy of investing 80% in dividend-producing equity securities by investing in securities of other investment companies that invest primarily in securities of the types in which the Fund may invest directly.  As with other investments, investments in other investment companies are subject to market and selection risk.  In addition, if the Fund acquires shares of investment companies, including ones affiliated with the Fund, shareholders bear both their proportionate share of expenses in the Fund (including management and advisory fees) and, indirectly, the expenses of the investment companies.  To the extent the Fund is held by an affiliated fund, the ability of the Fund itself to hold other investment companies may be limited.
Preferred Securities Risk:  Preferred and other subordinated securities rank lower than bonds and other debt instruments in a company's capital structure and therefore will be subject to greater credit risk than those debt instruments.  Distributions on some types of these securities may also be skipped or deferred by issuers without causing a default.  Finally, some of these securities typically have special redemption rights that allow the issuer to redeem the security at par earlier than scheduled.
As of January 31, 2017, the Fund did not invest in ETFs and closed-end funds that invest primarily in fixed income securities and thus inclusion of risk disclosure to that effect was not necessary.

Mr. Eskildsen
February 13, 2017

Comment 7 – Annual Fund Operating Expenses – Registration Statement
Please confirm that the Fund's acquired fund fees and expenses have not changed in the last fiscal year.
Response to Comment 7
The prospectus filed on January 27, 2017 has been revised to reflect that the Fund's acquired fund fees and expenses have decreased from 0.16% to 0.05%.
*     *     *
Tandy Acknowledgment
In connection with the Trust's Registration Statement, the Trust acknowledges that;
• it is responsible for the adequacy and accuracy of the disclosure in the filing;
• staff comments or changes to disclosure in response to staff comments in the fillings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
• the Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please call me at (312) 845-3273 or Richard Coyle at (312) 845-3724 if you have any questions or issues you would like to discuss regarding these matters.
Sincerely yours,
Chapman and Cutler llp
By:    Walter L. Draney
Walter L. Draney
cc:   Jane Shissler, Esq.
General Counsel
 Destra Funds